Exhibit 99.1

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX   ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or the “company”)

DEALING IN SECURITIES BY A DIRECTOR OF THE COMPANY

Shareholders are advised of the following information relating to the dealing in securities by a director of MiX Telematics pursuant to the exercise of share options under the MiX Telematics Group Executive Incentive Scheme (“the scheme”):

Name of director:	Stefan Joselowitz
Transaction date:	11 June 2014
Class of securities:	Ordinary shares
Number of securities	1 500 000
Price per security:	R0.70
Total value:	R1 050 000.00
Nature of transaction:	Off-market exercise of share options under the scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

13 June 2014

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